Exhibit 97

EQUITY RESIDENTIAL

ERP OPERATING LIMITED PARTNERSHIP

INCENTIVE-BASED COMPENSATION CLAWBACK POLICY

(effective October 2, 2023)

If Equity Residential or ERP Operating Limited Partnership (collectively, the “Company”) determines it must prepare a restatement, the Company will seek to recover the amount of erroneously awarded compensation received by a covered officer, as provided below.

For purposes of this policy, the term (i) “restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as “Big R” restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as “little r” restatements); (ii) “incentive-based compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure, including any proceeds realized from the sale of Company securities that were acquired upon the attainment of a financial reporting measure; (iii) “financial reporting measure” means any measure that is determined and presented in accordance with, or derived wholly or in part from, the accounting principles used in preparing the Company’s financial statements, as well as stock price and total shareholder return; (iv) “erroneously awarded compensation” means the amount of incentive-based compensation received by a covered officer during the three completed fiscal years immediately preceding the date on which the Company was required to prepare the restatement, that exceeds the amount of incentive-based compensation that otherwise would have been received had the amount been determined based on the restatement, computed without regard to any taxes paid; and (v) the term “covered officer” means a current or former “officer” of the Company as defined in Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Compensation Committee (the “Committee”) of the Company’s Board of Trustees shall have full and final authority to make all determinations under this policy, including as to the amount and form of recovery. The Committee must seek to recover from a covered officer all erroneously awarded compensation unless the direct expense paid to a third party to assist in enforcing this policy would exceed the recoverable amount, or applicable exchange listing standards otherwise do not require recovery. For incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the restatement, the Committee may determine a reasonable estimate of the effect of the restatement on the stock price or total shareholder return. The Committee may determine that the form of recovery is to offset the recovery amount against other compensation (including through the cancellation of equity awards). In addition, the Committee may, to the extent permitted by law, take other remedial and recovery action, as determined by the Committee. The Committee may cause the Company to take such action as it deems necessary or appropriate to implement this policy.

This policy is intended to comply with Section 10D of the Exchange Act, Rule 10D-1 thereunder, and the applicable rules of any national securities exchange on which the Company’s securities are listed, and this policy will be interpreted and administered consistently with that intent.